Mail Stop 3561

May 13, 2009

Stephen R. Light
President, Chief Executive Officer and Chairman
Xerium Technologies, Inc.
14101 Capital Boulevard
Youngsville, North Carolina 27596

   **Re:**  **Xerium Technologies, Inc.**
      **Form 10-K for Fiscal Year Ended December 31, 2007**
      **Filed April 8, 2008**
      **Form 10-K/A for Fiscal Year Ended December 31, 2007**
      **Filed April 28, 2008**
      **File No. 001-32498**

Dear Mr. Light:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            H. Christopher Owings
            Assistant Director

Cc: Gerald Roach, Esq.
  *Via facsimile to (919) 821-6800*